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SUBSEQUENT EVENT
At a shareholder meeting on June 20, 1997, shareholders of Oppenheimer Fund approved a reorganization of Oppenheimer Fund with and into Oppenheimer Multiple Strategies Fund. Shareholders of Oppenheimer Fund received shares of Oppenheimer Multiple Strategies Fund and Oppenheimer Fund was liquidated. The reorganization occurred on June 20, 1997.